August 18, 2015

Alberto Zapata

Senior Counsel

Office of Disclosure Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Northern Lights Fund Trust III, File Nos. 811-22655 and 333-178833.

Dear Mr. Zapata:

On June 11, 2015, Northern Lights Fund Trust III (the "Registrant"), on behalf of the Good Harbor Tactical Core US II Fund (formerly known as Tactical Core US II Fund (the "Fund")), a series of the Registrant, filed Post-Effective Amendment No. 177 to its registration statement under the Investment Company Act of 1940 (Post-Effective Amendment No. 174 to its registration statement under the Securities Act of 1933) Form N-1A. On July 28, 2015, you provided oral comments with respect to the Fund. Please find below the Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Please find below the Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Any revisions to the summary prospectus have been carried over to the statutory prospectus, but are omitted for the sake of brevity. A clean or marked version of relevant parts of the prospectus and SAI are included for ease of review.

GENERAL

Comment 1. Please confirm that the registration statement includes edits that are responsive to prior comments given by the SEC staff with respect to the Fund.

Response. The Registrant confirms that the registration statement includes edits that are responsive to prior comments given by the SEC staff.

Comment 2. Please confirm that any blanks or incomplete data in the registration statement will be completed in the Fund's next Post-Effective Amendment.

Response. The Registrant confirms that any blanks or incomplete data in the registration statement will be completed in the Fund's next Post-Effective Amendment.

PROSPECTUS

Comment 3. Please confirm that the unusually high other expenses in the Fund's fee table are correct; and supplementally, explain why they are relatively high.

Response. The Registrant confirms that the unusually high other expenses in the Fund's fee table are correct as they are drawn from the Fund's annual report. The unusually high other expenses are the result of the Fund's small asset size (approximately $100,000) relative to service provider minimum fees. However, the Fund is presently subject to a different fee arrangement with respect to service providers, such that it has amended and restated other expenses (and footnoted such) in accordance with Item 3 Instruction 3(d)(ii) of Form N-1A. The amended version of the expense table is presented below.

Marked version

Shareholder Fees (fees paid directly from your investment)	Class A	Class C	Class I
Maximum Sales Charge (Load) Imposed on purchases (as a percentage of offering price)	5.75%	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of purchase price)	None	1.00%	None
Redemption Fee (as a % of amount redeemed, if held less than 30 days)	1.00%	1.00%	1.00%
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.00%	1.00%	1.00%
Distribution and Service (12b-1) Fees	0.25%	1.00%	0.00%
Other Expenses (1)	59.600.15%	59.600.15%	59.600.15%
Acquired Fund Fees and Expenses (~~1)~~2)	0.~~05~~14%	0.~~05~~14%	0.~~05~~14%
~~Total Annual Fund Operating Expenses~~	~~60.90%~~	~~61.65%~~	~~60.65%~~
~~Fee Waiver and Reimbursement (2)~~	~~(59.45)%~~	~~(59.45)%~~	~~(59.45)%~~
~~Total~~ Annual Fund Operating Expenses ~~After Fee Waiver~~ and ~~Reimbursement~~ 	1.~~45~~54%	2.~~20~~29%	1.~~20~~29%

(~~1~~(1) Other Expenses are restated to reflect the Fund’s current fees and are based on estimated amounts for the current fiscal year.

(2) Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies, including exchange traded funds.

~~(2)~~	~~The Fund's adviser has contractually agreed to waive its fees and reimburse expenses of the Fund, at least until January 31, 2017, to ensure that Total Annual Fund Operating Expenses After Fee Waiver and Reimbursement (exclusive of any taxes, interest, brokerage commissions, dividend expense on securities sold short, acquired fund fees and expenses, or extraordinary expenses such as litigation or reorganization costs) will not exceed 1.40%, 2.15%, and 1.15% of average daily net assets attributable to Class A, Class C, and Class I shares, respectively. These fee waivers and expense reimbursements are subject to possible recoupment from the Fund within the three years after the fiscal year end during which the fees have been waived or reimbursed, if such recoupment can be achieved within the foregoing expense limits. These agreements may be terminated only by the Fund's Board of Trustees, on 60 days’ written notice to the Fund's adviser.~~

Clean version

Shareholder Fees (fees paid directly from your investment)	Class A	Class C	Class I

Maximum Sales Charge (Load) Imposed on purchases (as a percentage of offering price)	5.75%	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of purchase price)	None	1.00%	None
Redemption Fee (as a % of amount redeemed, if held less than 30 days)	1.00%	1.00%	1.00%
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.00%	1.00%	1.00%
Distribution and Service (12b-1) Fees	0.25%	1.00%	0.00%
Other Expenses (1)	0.15%	0.15%	0.15%
Acquired Fund Fees and Expenses (2)	0.14%	0.14%	0.14%
Total Annual Fund Operating Expenses	1.54%	2.29%	1.29%
(1)	Other Expenses are restated to reflect the Fund’s current fees and are based on estimated amounts for the current fiscal year.
(2)	Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies, including exchange traded funds.

Comment 4. Please confirm for purposes of presenting other expenses in the fee table, that the Fund is not a "new fund" as defined for purposes of Form N-1A.

Response. The confirms the Fund is not a new fund. However, as per the response directly above, the Fund is presenting other expenses in a manner similar to that of a new fund, which would be permitted to estimate other expenses.

Comment 5. With respect to the description of sales load, please include by footnote or other means, an explanation of "Dealer Reallowance".

Response. The Registrant has amended disclosures to include a definition of Dealer Reallowance.

Amount Invested	Sales Charge as a % of Offering Price [1]	Sales Charge as a % of Amount Invested	Dealer Reallowance [2]
Under $25,000	5.75%	6.10%	5.00%
$25,000 to $49,999	5.00%	5.26%	4.25%
$50,000 to $99,999	4.75%	4.99%	4.00%
$100,000 to $249,999	3.75%	3.83%	3.25%
$250,000 to $499,999	2.50%	2.56%	2.00%
$500,000 to $999,999	2.00%	2.04%	1.75%

$1,000,000 and above	1.00%	1.01%	1.00%

(1) Offering price includes the front-end sales load. The sales charge you pay may differ slightly from the amount set forth above because of rounding that occurs in the calculations used to determine your sales charge.

(2) Dealer reallowance is the amount of sales charge paid to the selling broker-dealer, while the distributor retains the balance.

Comment 6. With respect to sections entitled How Shares Are Priced and When Order is Processed, please revise the reference to the closing time of the New York Stock Exchange to include closings earlier than 4:00 p.m.

Response. The Registrant has amended disclosures to include reference a closing time of the New York Stock Exchange to include closings earlier than 4:00 p.m.

HOW SHARES ARE PRICED

The net asset value ("NAV") and offering price (NAV plus any applicable sales charges) of each class of shares is determined at ~~4:00 p.m. (~~the close of regular trading on the New York Stock Exchange (normally 4:00 p.m. Eastern Time) on each day the New York Stock Exchange ("NYSE") is open ~~for~~ ("business~~.~~ day"). The NYSE is closed on weekends and New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day.

When Order is Processed - All shares will be purchased at the NAV per share (plus applicable sales charges, if any) next determined after the Fund receives your application or request in good order. All requests received in good order by the Fund before the close of regular trading on the NYSE (normally 4:00 p.m. ~~(~~Eastern ~~time)~~Time) on each day the NYSE is open will be processed on that same day. Requests received after ~~4:00 p.m.~~that time will be processed on the next business day.

STATEMENT OF ADDITIONAL INFORMATION

Comment 7. Because Northern Lights Compliance Services, LLC provides management type services, please disclose the fee structure of this arrangement.

Response. The Registrant has amended disclosures to include a reference to the fee arrangement.

Compliance Services

Northern Lights Compliance Services, LLC ("NLCS"), located at 80 Arkay Drive, Hauppauge, NY 11788, an affiliate of GFS and the Distributor, provides a Chief Compliance Officer to the Trust as well as related compliance services pursuant to a consulting agreement between NLCS and the Trust. NLCS's compliance services consist primarily of reviewing and assessing the policies and procedures of the Trust and its service providers pertaining to compliance with applicable federal securities laws, including Rule 38a-1 under the 1940 Act. ~~For the~~The compliance services ~~rendered~~performed by NLCS are paid by GFS (not the Fund) in relation to the ~~Fund~~unitary fee paid to GFS described above. Through the unitary fee, the Fund ~~pays~~indirectly paid NLCS a one-time fee of $2,500, plus pays an annual fee, based on Fund assets, ranging from $13,500 (net assets of $50 million or less) to $31,500 (net assets over $1 billion~~). The Fund also pays NLCS for any~~), plus out-of-pocket expenses.

The Registrant has authorized us to convey to you that the Registrant acknowledges the following:

1.	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;
2.	Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
3.	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Parker Bridgeport at (614) 469-3238 or JoAnn M. Strasser at (614) 469-3265.

Sincerely,

/s/ Parker Bridgeport